Mail Stop 4561
July 6, 2005

Thomas E. Hogan
President, Chief Executive Officer
Vignette Corporation
1301 South MoPac Expressway
Austin, Texas 78746

Re:	Vignette Corporation
      Form 10-K for the year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
Form 10-K for the year ended December 31,2004 as amended
Form 10-Q for the period ended March 31, 2005 as amended

Dear Mr. Hogan:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K filed for the period ended December 31,2004
Note 2. Summary of Significant Accounting Policies
Reclassification, page F-9
1. We note the reclassification of auction rate securities from cash and cash equivalents to short term investments which occurred during the 4th quarter of fiscal 2004 and were reflected for all periods presented. Revise the December 31, 2004 Form 10-K to address the following:

* Footnote disclosure explaining why the reclassification was made (i.e., to comply with SFAS 95) and clearly describing the impact on the financial statements;
* The impact on the financial statements should be clearly described and quantified
* Disclosure regarding this reclassification should be addressed under Items 307 and 308(c) of Regulation S-K. If you determine that disclosure is not necessary, explain to us why; and
* Footnote disclosure explaining the basis for the current or non-current classification of the securities in accordance with paragraph
17 of SFAS 115 and Chapter 3A of ARB 43.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Marc Thomas at (202) 551-3452, or Brad
Skinner
at (202) 551-3489 or me at (202) 551-3730 if you have any
questions
regarding comments on the financial statements and related matters.


						Very truly yours,


						Craig D. Wilson
						Senior Assistant Chief Accountant





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Thomas E. Hogan
Vignette Corporation
July 6, 2005